SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            HEALTH RENU MEDICAL, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   422256 10 7
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 1, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G
             TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS
              SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF
            RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Randy  Mullins     ###-##-####
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|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
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|3|     SEC  USE  ONLY
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|4|     SOURCE  OF  FUNDS*
        OO
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|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
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|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States
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                  |7|  SOLE  VOTING  POWER
NUMBER  OF             73,529  Shares
SHARES            -------------------------------------------------------------
BENEFICIALLY      |8|  SHARED  VOTING  POWER
OWNED  BY  EACH        N/A
REPORTING         -------------------------------------------------------------
PERSON  WITH      |9|  SOLE  DISPOSITIVE  POWER
                       73,529  Shares
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|10|     SHARED  DISPOSITIVE  POWER
         N/A
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|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         73,529  Shares
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|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
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|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         55%
-------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN
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ITEM  1.  Security  and  Issuer.

Schedule 13D relates to the Common Stock of HealthRenu Medical, Inc. ("HealthRenu") The principal executive offices of HealthRenu are located at 307 South Friendswood Drive, Suite E-1, Friendswood, Texas 77546 .

ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Randy Mullins. Mr. Mullins' business address is 307 South Friendswood Drive, Suite E-1, Friendswood, Texas 77546. Mr. Mullins serves as the Company's Chief Executive Officer.

(d)-(e) During the last five years, Mr. Mullins: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Mullins  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

In August 2003, Mr. Mullins acquired 500,000 shares of Series 2003A Series Preferred Stock of HealthRenu Medical, Inc., formerly AGTSports, Inc. in connection with his employment agreement to serve as the company's Chief Executive Officer. Each share of Series 2003A Preferred Stock was entitled to vote on all shareholder matters equal to 125 votes per share of the Series 2003A Preferred Stock, representing 62,500,000 shares or approximately 54% of the outstanding stock at any meeting of the shareholders of the Company. The terms of the Series 2003A Preferred Stock can be seen by viewing the articles of amendment which were an exhibit to a Form 8-K which was filed on August 6, 2003. In September 2003, the Company affected a 1:850 reverse stock split which resulted in Mr. Mullins owning 588 shares of Series 2003A Preferred Stock which vote 73,529 shares.

ITEM  4.  Purpose  of  Transaction

Mr. Mullins acquired the securities of HealthRenu Medical, Inc. for investment purposes. Depending on general market and economic conditions affecting HealthRenu Medical, Inc. and other relevant factors, Mr. Mullins may purchase additional securities of HealthRenu Medical, Inc. or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Mr.  Mullins  does not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of HealthRenu Medical, Inc., or the disposition of securities of HealthRenu Medical, Inc.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving HealthRenu Medical, Inc.;

(c) a sale or transfer of material amount of assets of HealthRenu Medical, Inc.;

(d) any change in the present board of directors or management of HealthRenu Medical, Inc., including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of HealthRenu Medical, Inc.;

(f) any other material changes in HealthRenu Medical, Inc.'s business or corporate structure;

(g) changes in HealthRenu Medical, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of HealthRenu Medical, Inc. by any person;

(h) causing a class of securities of HealthRenu Medical, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of HealthRenu Medical, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a) Mr. Mullins beneficially owns 588 shares of Series 2003A Preferred Stock of HealthRenu Medical, Inc. The shares of Series 2003A Preferred Stock of HealthRenu Medical, Inc. vote on all shareholder matters equal to 125 votes per share of the Series 2003A Preferred Stock, representing 73,529 shares or approximately 55% of the outstanding stock at any meeting of the shareholders of the Company, based upon 58,646 shares of Common Stock, 1,763 shares of Series 2000A Preferred Stock, and the 588 shares of Series 2003A Preferred Stock outstanding as of September 23, 2003.

(b) Mr. Mullins has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Mullins.

(c) Mr. Mullins acquired the Preferred Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities directly owned by Mr. Mullins.

(e)  Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.

     Exhibit  1(1)  Articles  of  Amendment  to  Articles  of  Incorporation

     (1)  Filed as Exhibit 2.1 to the report on Form 8-K filed on August 6, 2003

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October  10,  2003               By:  /s/  Randy  Mullins
                                           ---------------------
                                           Randy  Mullins